Matt Hough Work History

Self Employed at Hough's Taproom and Brewpub, CEO
2010 – Present

Responsibilities include running day-to-day operations as well as longer term strategic objectives.

Hough's Taproom and Brewpub is a casual brewpub offering housemade beers and hundreds of other bottles and drafts, plus a pub-fare menu.